UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

MAIDEN HOLDINGS, LTD.

(Name of Issuer)

Common Shares, $.01 par value

 (Title of Class of Securities)

G5753U112

(CUSIP Number)

with copies to:
Maiden Holdings, Ltd.
48 Par-la-Ville Road
Suite 1141
Hamilton HM 12, Bermuda

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G5753U112

1	NAME OF REPORTING PERSON:
Michael Karfunkel

SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS: NA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS:
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America

Number of	7	SOLE VOTING POWER:
Shares
Beneficially		1,350,000
Owned by	8	SHARED VOTING POWER:
Each
Trustee		9,392,600 (1)
With:	9	SOLE DISPOSITIVE POWER:

		1,350,000
	10	SHARED DISPOSITIVE POWER:

		9,392,600 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
10,742,600 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDE CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
15.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions):
IN

(1)	The Reporting Person disclaims beneficial ownership of 3,892,130 of these shares held by the HOD Foundation.

Item 1.    Security and Issuer.

The title and class of equity security to which this Amendment No. 1 to Schedule 13D (this “Statement”) relates is the Common Shares, par value $.01 per share (the “Common Shares”), of Maiden Holdings, Ltd., an insurance holding company organized under the laws of Bermuda (the “Issuer”). The address of the Issuer’s principal executive offices is 48 Par-La-Ville Road, Suite 1141, Hamilton, Bermuda HM 11.

Item 2.    Identity and Background.

This report is being filed by Michael Karfunkel with a business address of 59 Maiden Lane, New York, New York 10038 (the “Reporting Person”). The Reporting Person is a citizen of the United States of America. The Reporting Person is the President of American Stock Transfer & Trust Company. The principal address of American Stock Transfer & Trust Company is 59 Maiden Lane, New York, New York 10038.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

On December 4 and 8, 2008, the Michael Karfunkel 2005 Grantor Retained Annuity Trust (the “Trust”), of which the Reporting Person is a trustee, purchased 111,000 and 261,500 Common Shares, respectively.  The source of the funds for this purchase was the Trust’s own funds.

On January 15, 2009, the Reporting Person donated 2,600,000 Common Shares to the HOD Foundation (“HOD”).

On January 20, 2009, in conjunction with the purchase of $79,101,579.70 principal amount of subordinated debentures from the Issuer’s wholly owned subsidiary Maiden Holdings North America, Ltd. by the Trust, the Trust acquired 3,557,970 Common Shares (the “TRUPS Purchase”).  The source of the funds for the TRUPS Purchase was the Trust’s own funds.

Item 4.    Purpose of Transaction.

The transactions described in Item 3 of this Statement were effected for investment purposes only.

The Reporting Person does not have any current plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)
As of January 20, 2009, the Reporting Person beneficially owned 6,850,470 Common Shares as follows: (i) warrants to purchase 1,350,000 Common Shares held directly by the Reporting Person and (ii) 5,500,470 Common Shares held indirectly by the Reporting Person as a trustee of the Trust.  The Reporting Person disclaims beneficial ownership of the 3,892,130 Common Shares that he holds indirectly as a trustee of HOD.

(b)
As of January 20, 2009, the Reporting Person had sole voting and dispositive power with respect to (i) assuming exercise of the warrants at the discretion of the Reporting Person, the 1,350,000 Common Shares issuable upon the exercise of warrants to purchase Common Shares held directly by the Reporting Person, (ii) the 3,892,130 Common Shares held indirectly by the Reporting Person as a trustee of HOD, and (iii) the 5,500,470 Common Shares held indirectly by the Reporting Person as a trustee of the Trust.

(c)	Except for the transactions described in Item 3, the Reporting Person has not had any other transactions in the Common Shares that were effected during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 3, 2007, the Issuer entered into a Registration Rights Agreement (the “Agreement”) with certain individuals, including the Reporting Person, pursuant to which the Issuer agreed to register the 2,600,000 Common Shares acquired by the Reporting Person on July 14, 2007 and the 1,350,000 Common Shares issuable upon the exercise of the warrants granted to the Reporting Person if and only as long as such shares are “registrable shares” under the Agreement. The Reporting Person’s registration rights include, subject to certain limitations, the right to participate in future registered offerings of Common Shares and the right to request on not more than two occasions that the Issuer register a portion or all of his Common Shares. The Issuer agreed to bear certain expenses incident to its registration obligations upon exercise of the Reporting Person’s registration rights, including the payment of U.S. federal securities law and state blue sky registration fees, except that the Issuer will not bear any underwriting discounts or commissions relating to the sale of such Common Shares. Furthermore, the Issuer agreed to indemnify the Reporting Person for certain violations of U.S. federal or state securities laws in connection with any registration statement in which the Reporting Person sells his Common Shares pursuant to these registration rights.

On June 14, 2007, the Issuer issued warrants to purchase 1,350,000 Common Shares to the Reporting Person (the “Warrants”).  The Warrants have an exercise price of $10.00 per share subject to certain anti-dilution adjustments.  In addition, the Warrant may be exercised, in whole or in part, during the period commencing on their date of issuance and ending on the tenth anniversary thereof (June 14, 2017).

On January 20, 2009, in connection with an offering of trust preferred securities by an affiliated trust of the Issuer and Common Shares by the Issuer, the Issuer, the Reporting Person and other investors entered into a Purchase Agreement dated as of January 14, 2009 (the “Purchase Agreement”) pursuant to which the Issuer agreed to file a registration statement with respect to resales of the Common Shares on or before April 15, 2009 and to use commercially reasonable efforts to cause such registration statement to become effective as soon as practicable thereafter.

The foregoing summaries of certain provisions of the Agreement, the Warrants and the Purchase Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such documents.  The Agreement is filed as Exhibit A hereto, the Warrant is filed as Exhibit B hereto, and the Purchase Agreement is filed as Exhibit C hereto, and each is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

Exhibit A
Registration Rights Agreement between Maiden Holdings, Ltd., Barry D. Zyskind, George Karfunkel and Michael Karfunkel dated as of July 3, 2007 (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-1 filed on September 17, 2007).

Exhibit B	Warrant granted by Maiden Holdings, Ltd. to Michael Karfunkel, effective June 14, 2007 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed on September 17, 2007).

Exhibit C
Purchase Agreement between Maiden Holdings, Ltd., the Michael Karfunkel 2005 Grantor Retained Annuity Trust and other investors, dated as of January 20, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 26, 2009).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2009

MICHAEL KARFUNKEL

By:	/s/ Michael Karfunkel

EXHIBIT INDEX

Exhibit A
Registration Rights Agreement between Maiden Holdings, Ltd., Barry D. Zyskind, George Karfunkel and Michael Karfunkel dated as of July 3, 2007 (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-1 filed on September 17, 2007).

Exhibit B	Warrant granted by Maiden Holdings, Ltd. to Michael Karfunkel, effective June 14, 2007 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed on September 17, 2007).

Exhibit C
Purchase Agreement between Maiden Holdings, Ltd., the Michael Karfunkel 2005 Grantor Retained Annuity Trust and other investors, dated as of January 20, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 26, 2009).